October  9, 2007


Mail-Stop 4561


Ms. Laura Lee Stewart
President and Chief Executive Officer
Sound Financial, Inc.
2005 Fifth Avenue, Second Floor
Seattle, Washington, 98121


Re:	Sound Financial, Inc.
	Form SB-2
	Filed September 20, 2007
	File No. 333-146196


Dear Ms. Stewart:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Summary
Sound Community Bank, page 1
1. We note your disclosure in the first full paragraph on page 2 that the Bank intends to expand its emphasis on commercial real estate, construction and development, and commercial lending areas. However, the fourth paragraph under "Business and Operating Strategy and Goals" does not mention construction and development loans. Please revise to reconcile the two paragraphs.

Business and Operating Strategy and Goals, page 3
2. Revise the second paragraph to clarify if "invest in loans" means purchase of loans or origination of loans. In this regard, disclose if loan demand has exceeded the Company`s ability to fund loans historically.
3. Revise the second paragraph to expand on what types of loans Fannie Mae will not purchase that the Company originates.

Reasons for the Reorganization and the Stock Offering, page 5
4. Revise the last 2 bullets on page 5 to disclose the prepayment penalty, if any, on the repayment, and mention commercial real estate, construction and development loans, as applicable.

How We will Use the Proceeds, page 12
5. Revise the tables here and in the section beginning on page 30, "How We Intend To Use The Proceeds", to include the proposed FHLB repayments of $11.5 million as disclosed in the narrative of each section.

Risk Factors
Our Loan portfolio possesses increased risk due..., page 20
6. Revise to also disclose the construction and development loans totals and percentage. In addition, it appears from page 92 that the first amount should be $22.8, not $22.5. Finally, disclose the highest balance to a single borrower or group of borrowers.
7. Noting the disclosure regarding the benefit plans and whether or not they will be implemented after 12 months, either revise to indicate your current intention (See, "Benefits to Management from the Offering" on pages 13-14) or, if undetermined at this time or will be implemented after one year, or add a risk factor captioned,
"Adoption of benefit plans after one year does not require shareholder approval and may result in substantial additional dilution and significantly increased compensation expense", or another similar title. In the added risk factor, describe the maximum limitations on the material terms, e.g., number of shares, exercise prices, etc., of plans adopted more than one year after the offering.





Forward-Looking Statements, page 26
8. Remove all references to the Private Securities Litigation
Reform
Act of 1995.

Preference Category No. 4: Other Members, page 56
9. Revise to add a definition for "other members".

Management`s Discussion and Analysis
Critical Accounting Policies - Allowance for Loan Losses, page 71
10. You disclose that under the supervisory directive issued by the
OTS you were required to enhance your loan review and classification process. Please revise to disclose the specific changes that were made to your loan review and classification process and how such changes impacted your determination of the allowance for loan losses.

Lending Authority, page 95
11. Revise to address the approval authority and amounts for construction and development.

Business of Sound Community Bank
Asset Quality - Allowance for Loan Losses, page 105
12. In the last paragraph on page 106 you indicate that charge-offs and the inherent risks associated with your credit card portfolio were the primary reasons for the level of provisions taken during prior years. Please revise to quantify the level of charge-offs and recoveries attributable to your credit card portfolio for each of the periods presented.
13. Noting the significant decreases in the amount of the allowance as well as the ratio of the allowance to non-performing loans, since
2005, revise the first full risk factor on page 21 to include the allowance amounts for years ended 2005, 2006 and June 30, 2007 and the allowance as a percentage of non-performing loans.


Deposits, page 111
14. Noting that there were negative net deposits in the first six months of 2007 and that almost 40% of your deposits mature before June 30, 2008, revise the second risk factor on page 21 to disclose these items and address the trends since the end of 2005 with regard to decreasing amounts of new deposits and the increasing significant percentage of high cost, short-term CD`s as a percentage of total deposits, if true.
15. Revise the last paragraph on page 112 to briefly describe the "special promotions".

Management, page 117
16. Revise to disclose the ages as required by Item 401(a)(1) of Regulation S-B.

Directors of Sound Community Bank, page 118
17. Revise the biographies to disclose the positions held for the last five years for Messrs. Myers, Haddad, Carney and Sweeney. As an alternate, revise the sentence below the table on page 118 to indicate the current position, unless otherwise indicated, has been held for the last 5 years.

Executive Compensation, page 121
18. Noting the bonuses disclosed in the tables on page 124, revise the last paragraph on page 121 (carried over to page 122) to disclose how the actual amounts reconcile with the percentages disclosed in the carryover paragraph.

19. With regard to the table at the bottom of page 124, revise to add disclosure regarding the policies for payment for accrued vacations and matching charitable contributions.

Supplemental Executive Retirement, page 125
20. Noting from the disclosure that Ms. Stewart is entitled to the accrued amount in the event of involuntary termination or a change in control, revise to disclose the amount accrued as of June 30, 2007, the annual accrual amount and the annual expense for the insurance payments.




Business relationships ..., page 127
21. Revise footnote (1) to indicate the range of discounts, e.g., 1%-
3%, etc.

Where You Can Find Additional Information, page 140
22. Revise to use the new address of the SEC, 100 F Street, NE.
Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 1 - Organization and Summary of Significant Accounting
Policies
- Loans Held-for-Sale, page F-10
23. We note that you sell a portion of your residential real estate loans in the secondary market, primarily to Fannie Mae. You have disclosed that you classify these loans as held-for-sale in your consolidated balance sheet; however we did not note any loans classified as such for any of the periods presented.

* Please tell us whether you held any loans for which you did not have the intent and ability to hold for the foreseeable future or until maturity or payoff as of the end of each period presented.
If
so, please revise to classify such loans as held-for-sale.

* In addition, please tell us how you considered the guidance in paragraph 9 of SFAS 102 in determining the appropriate classification of cash flows related to the origination and sale of loans in the secondary market.

Note 14 - Commitments and Contingent Liabilities, page F-27
24. We note that you have not recorded a recourse liability related to your representations and warranties exposure on loans sold in the secondary market. Please revise to disclose whether you have ever had to perform under this guarantee and if so, quantify the amount of losses sustained in each period presented.

Exhibit 5
25. Revise the legal opinion to use 1,725,863 (the amount registered) or advise the staff as to why 1,725,832 are being opined upon.

      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to Angela
Connell
at (202) 551-3426 or Hugh West at (202) 551-3872.  All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3491.



							Sincerely,


							Todd Schiffman
							Assistant Director
							Financial Services Group



CC:	Marianne E. Roche, Esq.
	Silver, Freedman & Taff,L.L.P.
	3299 Wisconsin Avenue N.W.
	Washington, DC 20007
	Phone (202) 295-4500
	Facsimile (202) 337-5502





Ms. Laura Lee Stewart
Sound Financial, Inc.
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